UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING RECEIVED MAY 0 2 2005 WASH. D.C. SECTION

05053568

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Altair Nanotechnologies Inc.
Exact name of registrant as specified in charter

0001016546
Registrant CIK Number

DEF14A FOR 4/16/05

Definitive Proxy Statement on Schedule 14A
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-12497
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
MAY 0 6 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **Reno**, State of **Nevada**, 20 05 .

Altair Nanotechnologies Inc.
(Registrant)

By: Edward Dickinson, Chief Financial Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ___, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SEC 2082 (12-04)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(h) **Performance Graph**

The following chart compares the total cumulative shareholder return over the five-year period ended December 31, 2004 for U.S. $100 invested in the Common Shares with the total return of all shares traded on the NASDAQ National Market and NASDAQ SmallCap Market (the "NASDAQ Index") and the total return of shares included in the Standard & Poor's Specialty Chemicals Index (the "S&P Specialty Chemicals Index"). All data assumes reinvestment of dividends and other distributions.


Cumulative Value of US$100 Investment
120
100
80
60
40
20
0
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
Altair Nanotechnologies Inc.
Nasdaq Index
S&P Specialty Chemicals Index

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
Altair Nanotechnologies Inc.	100	38	35	13	66	68
Nasdaq Index	100	60	48	33	49	54
S&P Specialty Chemicals Index	100	87	81	47	55	63

Audit Committee and Audit Committee Report

Audit Committee

The Audit Committee operates pursuant to a written charter adopted by the Board. In April 2004, the Board amended and restated the charter of the Audit Committee ("Audit Committee"), a copy of which may be found on the Corporation's website, http://www.altairnano.com under the heading "Investor Relations." A copy may also be obtained free of charge by mailing a request in writing to: Secretary, Altair Nanotechnologies Inc. 204 Edison Way, Reno, Nevada 89502.

The Audit Committee is comprised solely of non-employee directors, each of whom has been determined by the Board to be independent under the requirements of the NASDAQ listing standards. The Audit Committee was comprised of Jon Bengtson, George Hartman and James Golla during the